Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

October 15, 2010

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials; and
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  We plan to continue our development programs from internal resources as they are available.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.

The interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes that Lorus will continue in operation for the foreseeable future and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern basis because management has forecasted that our current level of cash and cash equivalents and short-term investments, including the $4 million investment described below, will not be sufficient to execute its current planned expenditures for the next 12 months without further investment. Lorus is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by Lorus could result in significant dilution in the equity interest of existing shareholders. We are also considering alternatives to delay its research program until financing is available, amongst other cost savings measures. There can be no assurance that we will be able to obtain sufficient financing to meet future operational needs. As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2010 and the accompanying notes (the "Financial Statements").  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian GAAP.  All amounts are expressed in Canadian dollars unless otherwise noted.  All comparative figures presented in these consolidated financial statements include those of those of Old Lorus prior to the Arrangement Date (as defined below) and the Company after the Arrangement Date.  References in this Management’s Discussion and Analysis (“MD&A”) to the “Company”, “Lorus”, “we”, “our”, “us” and similar expressions, unless otherwise stated, refers to Lorus Therapeutics Inc.

SHARE CONSOLIDATION

In accordance the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company’s Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010. In the interim MD&A, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation.  All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as (loss) earnings per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to a recently completed Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and management lies in drugs that are effective, have minimal side effects, and therefore improve a patient's quality of life.  Many drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive upfront and milestone payments as well as royalties from such partnerships, which will support continued development of our other product candidates.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our loss from operations for the three months ended August 31, 2010 was $1.2 million ($0.12 per share) compared with $1.2 million ($0.15 per share) during the same period in fiscal 2010. During the three months ended August 31, 2009 the Company recorded a gain on the repurchase of its secured convertible debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of $221 thousand, and the cash payment amount of $3.3 million resulting in net income for the period of $9.8 million (income $1.14 per share).

Loss from operations for the three months ended August 31, 2010 compared with the same period in the prior year remained consistent.  Lower research and development expenditures of $51 thousand due to reduction in spending to conserve cash, lower stock based compensation expense of $56 thousand due to no stock options issued in the first quarter of 2011 as well as no accretion in the carrying value of the convertible debentures due to their settlement in the first quarter of 2010 were offset by no revenue in the current quarter compared with $49 thousand in the prior year as well as higher general and administrative spending of $56 thousand resulting from financing fees of $95 thousand due to the terminated US financing.

We utilized cash of $685 thousand in our operating activities in the three months ended August 31, 2010 compared with $987 thousand in the same period in the prior year.  The decrease is primarily a result of increased current liabilities balances.

At August 31, 2010, we had cash and cash equivalents and short-term investments of $227 thousand compared to $914 thousand at May 31, 2010.

RESULTS OF OPERATIONS

Revenue
Revenue for the three months ended August 31, 2010 decreased to nil compared with revenue of $49 thousand for the same period in the prior year.  The revenue recognized during the three months ended August 31, 2009 related to milestone revenues associated with the license of Virulizin to ZOR Pharmaceuticals LLC (“ZOR”) which was recognized over the remaining period of a service contract whereby Lorus had agreed to provide consulting services to ZOR.  The service agreement expired in October 2009 and no revenue related to this license agreement has been recognized beyond that point.

Research and Development
Research and development expenses totaled $489 thousand in the three months ended August 31, 2010 compared to $540 thousand during the same period in the prior year.  The slight decrease in spending during the current period compared with the prior-year period is due to a reduction in expenditures during the current period in an effort to conserve cash.  Costs incurred during the quarter related primarily to the preparation of the LOR-253 Phase I clinical trial to be initiated in the fourth quarter of calendar 2010.

General and Administrative
General and administrative expenses totaled $589 thousand for the three months ended August 31, 2010 compared to $533 thousand in the same period in the prior year.   The slight increase in costs is due to $95 thousand in financing fees related to the proposed US financing terminated during the quarter.  Excluding these one time costs general and administrative costs were lower than the prior year, primarily due to headcount reductions.

Stock-Based Compensation
Stock-based compensation expense, net of forfeitures, was $49 thousand for the three months ended August 31, 2010 compared with $105 thousand in the same period in the prior year.  The decrease in expense is due to the fact that no stock options were issued in the current quarter and the current quarter expense represents the amortization of option expense for historical options only.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $14 thousand in the three months ended August 31, 2010 as compared to $21 thousand in the same period in the prior year.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past three fiscal years.

Interest Expense
Interest expense for the three months ended August 31, 2010 was $28 thousand compared with $27 thousand for the three months ended August 31, 2009.  Interest expense for the quarter ended August 31, 2010 relates to interest accrued at a rate of 10% on the related party promissory notes described below.  Interest expense recognized in the three months ended August 31, 2009 is the interest paid on the $15.0 million convertible debentures at a rate of prime plus 1% reflecting interest from June 1 to June 19, 2009, the date of repurchase of the debentures.  Of this amount, $15 thousand was non-cash interest paid in common shares of the Company and $12 thousand was paid in cash on the closing of the repurchase transaction.

Accretion in Carrying Value of Secured Convertible Debentures
There was no accretion expense for the three months ended August 31, 2010 as a result of the repurchase transaction described below.  In the three months ended August 31, 2009, accretion expense of $80 thousand reflects accretion on the convertible debentures from the beginning of the period to June 19, 2009 the date of repurchase of the debentures.  Accretion charges arose as under GAAP the Company allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company was required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would have been the face value of $15.0 million.

Interest Income
Interest income totaled $4 thousand in the three months ended August 31, 2010 compared to $11 thousand in the same period in the prior year.  The decrease in interest income during the current year is due to lower average cash and marketable securities balances.

Net (loss) income for the period
For the reasons discussed above, our net loss from operations for the three months ended August 31, 2010 remained consistent at $1.2 million compared to $1.2 million in the same period in the prior year.  Net loss for the quarter ended August 31, 2010 was also $1.2 million or ($0.12 per share).  For the quarter ended August 31, 2009 loss from operations was offset by the gain on repurchase of the convertible debentures of $11.0 million resulting in net income of  $9.8 million  (income $1.14 per share).

RELATED PARTY TRANSACTIONS

In April 2010, the Company entered into a loan agreement with a company related to a member of its Board of Directors Mr. Herbert Abramson to borrow $1 million. The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest amount were due in six months. The funds are being used for general working capital purposes.  In August 2010 the term of this loan was extended for an additional three months.

On August 27, 2010 due to unfavourable market conditions, the Company withdrew a previously announced US equity issue and proposed a shareholders' rights issue with a financing commitment for an investment of $4 million by Mr. Abramson by way of standby purchase arrangements for a rights offering such that the minimum gross proceeds of the proposed rights offering are $4 million. Mr. Abramson also agreed to provide the Company with interim financing by way of three $500 thousand monthly loans, the first of which was advanced on August 11, 2010 and the second and third on September 13, 2010 and October 5, 2010, respectively, subsequent to the quarter end. The loans are unsecured, have a six-month term (or the earlier of the closing of the rights issue) and bear interest at the annual rate of 10%.

DEBENTURE REPURCHASE

The terms of the secured convertible debentures are described in note 13 to the Company's annual consolidated financial statements for the period ended May 31, 2010.  The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retained a perpetual royalty free license for the animal use of Virulizin.  TEMIC is fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services. For receipt of this Consideration, TEMIC released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures, $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures did not result in income taxes payable as the Company had sufficient capital loss and non-capital loss carryforwards to shelter these gains.

WARRANT EXPIRY

The 571 thousand warrants issued on August 7, 2008 expired unexercised on August 10, 2010.  This expiry results in a transfer of the value attributed to the expired warrants of $417 thousand to contributed surplus.

PLAN OF ARRANGEMENT AND CORPORATE REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), the Company (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statement information included in this MD&A reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Revenue recognized over the past eight quarters is primarily related to milestone payments received from ZOR pharmaceuticals for the license of Virulizin. Lorus received two milestone payments under the license agreement, one upon signing the agreement and a second upon ZOR achieving a financing milestone.  The milestone revenue was recognized over the period of a service contract period whereby Lorus agreed to provide consulting services to ZOR.  The milestone revenue was fully recognized by the end of the second quarter of 2010 as the service agreement with ZOR expired in October 2009.

Research and development expenditures have been consistent over the past eight quarters with increased activity in the quarter ended February 28, 2009.  The increase in expenditures in the quarter ended February 28, 2009 was due to the manufacture of LOR-253 drug.  Research and development expense for the quarters ended August 31, 2009 and 2010 is lower due to spending reductions to conserve cash.

General and administrative expenses have trended lower for the past year quarter over quarter due to reduced headcount, a small board of directors (and related costs) as well as an overall reduction in spending to conserve cash balances.  The increase in general and administrative costs for the quarters ended August 31, 2010 and May 31, 2010 was due to the write off of $95 thousand and $569 thousand respectively, in costs associated with a terminated financing initiative.

The net earnings shown in the quarter ended August 31, 2009 is related to the gain on settlement of the convertible debentures described above.

Cash used in operating activities was significantly lower in the quarters ended August 31, 2010, May 31, 2010, November 30, 2009 and August 31, 2009 due primarily to increased accounts payables and accrued liabilities balances.

(Amounts in 000’s except for per common share data)	Aug. 31, 2010		May 31, 2010		Feb 28, 2010	Nov 30, 2009	Aug 31, 2009	May 31, 2009	Feb 28, 2009	Nov. 30, 2008
Revenue	$	―	$	―	$3	$79	$49	$78	$64	$39

Research and development expense (1)		489		601	718	658	540	701	1,090	741

General and administrative expense(1)		589		1,173	515	743	533	516	775	873
Net earnings (loss)		(1,165)		(1,820)	(1,343)	(1,266)	9,760	(1,895)	(2,469)	(2,284)
Basic and diluted net (loss) profit per share		$(0.12)		$(0.18)	$(0.14)	$(0.14)	$1.14	$(0.22)	$(0.29)	$(0.27)
Cash used in operating activities		$(685)		$(271)	$(1,812)	$(651)	$(987)	$(1,394)	$(1,789)	$(2,080)

(1)	Prior quarter amounts have been reclassified to conform to the financial statement presentation subsequent to that date.
(2)
During periods of net loss, the calculation of diluted loss per share excludes all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

CASH POSITION AND OUTLOOK

At August 31, 2010, we had cash and cash equivalents and short-term investments of $227 thousand compared to $914 thousand at May 31, 2010.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at August 31, 2010 was negative $2.4 million.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments is not be sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company is currently investigating various alternatives to obtain sufficient capital to continue its operations and has implemented a series of strategies to reduce research, development and overhead expenditures until such time as it can obtain additional capital to fund its operations.

If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

Until one of our drug candidates receives regulatory approval and is successfully licensed or commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional working capital and/or establish effective partnerships to share the costs of development and clinical trials.

Contractual Obligations and Off-Balance Sheet Financing
At August 31, 2010, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)	Less than 1 year	1-3 years	Total
Operating leases	$95	$5	$100
Total	$95	$5	$100

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of August 31, 2010 the Company has not received any amounts related to these licensing agreements and therefore, no amounts are owing.  The amount of future fees, if any, is not determinable.

Subsequent to the quarter end the Company entered into various contracts with service providers with respect to the proposed LOR-253 phase I clinical trial.  These contracts could result in future payment commitments of up to $500 thousand.  The payments will be based on services performed.  No amounts were owing as at August 31, 2010.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of August 31, 2010 no amounts were owed and the amount of future fees payable to the consultants, if any, are not determinable.

As at August 31, 2010, we have not entered into any off-balance sheet arrangements.

SUBSEQUENT EVENT

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Corporation (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Corporation as of October 12, 2010 (the “Record Date”) will receive one right for each common share held as of the Record Date. Each two (2) rights will entitle the holder thereof to purchase a unit of the Corporation (“Unit”) at a price of $1.11 per Unit.  The subscription price of $1.11 per Unit represents a discount of 10% to the volume weighted average closing price of the Corporation’s shares for the five trading days immediately prior to filing of the final prospectus. Each Unit consists of one common share of the Corporation and one warrant to purchase an additional common share of the Corporation at a price of $1.33 until May 2012. Rights may be exercised until 5:00 P.M. on November 8, 2010 (“Expiry Date”).

If all of the rights are exercised, the Corporation will issue an aggregate of 5.0 million common shares for gross proceeds of approximately $5.5 million. An additional 5.0 million common shares could be issued if all warrants are exercised for gross proceeds of approximately $6.6 million. The Corporation expects to use the net proceeds from the offering to fund research and development activities, the repayment of interim financing promissory notes to Mr. Abramson and for general working capital purposes

As previously disclosed the Corporation has secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson has agreed to make an investment such that the minimum gross proceeds of the proposed rights offering are $4 million. There will be no fee paid to Mr. Abramson for this commitment.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2010 for a complete discussion of risks and uncertainties.

•	Our ability to continue as a going concern.
•	The cash and cash equivalents on hand are not sufficient to execute our operating strategies for the next twelve months and we may not be able to raise sufficient funds to continue operations.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We have indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•
As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in our MD&A for the year ended May 31, 2010.  As well, our significant accounting policies are disclosed in Note 3, Significant Accounting Policies, of the notes to the financial statements of Lorus for the year ended May 31, 2010.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended August 31, 2010 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Recent Accounting Recommendations not yet adopted

The Canadian Accounting Standards Board (“AcSB”) requires all Canadian publicly accountable entities to adopt IFRS for years beginning on or after January 1, 2011. Lorus’ first annual filing will be for the year ended May 31, 2012; its first filing under IFRS will be for the quarter ending August 31, 2011 and will include IFRS comparative figures for the period ended August 31, 2010.   Accordingly, Lorus’ adoption date for IFRS is June 1, 2011, but the transition date (“Transition Date”) is June 1, 2010 in order to accommodate IFRS comparative figures in Lorus’ 2011 financial statements.

The Company is managing the IFRS conversion requirements in phases as described in detail in our MD&A for the year ended May 31, 2010.

Current Implementation Status
To date, Phase 1 of our implementation has been completed and the Company is in the process of assessing policy and disclosure choices through the preparation of impact assessments based on those changes expected to have the largest impact on the financial statements and internal control processes and controls.  The Company’s plan is to have its accounting policies under IFRS finalized by February 28, 2011. The Company’s plan includes monitoring changes to IFRS standards throughout the year.   Based on initial analysis the areas that are expected to have the most significant impact on the Company include:

•      Property, plant and equipment (IAS 16)
•      Intangible Assets (IAS 38)
•      Impairment (IAS 36)
•      Provisions, Contingent Liabilities and Contingent Assets (IAS 37)
•      Stock-based compensation (IFRS 2)
•      Financial statement presentation (IAS 1)

The Company’s IFRS convergence project is managed by the Acting Chief Financial Officer. The Company has a simple corporate structure with only one subsidiary and no foreign operations.   For these reasons there is not a need to have a cross functional team of human resources and information technology professionals.  The Company engaged a consultant to perform Phase I of our implementation plan which was complete at May 31, 2010.  Consultants will be brought in to provide expert advice as necessary throughout the last two quarters of the year.

There has not been any progress made during the quarter on our implementation plan as efforts have been focused on financing.  Management intends to escalate our efforts during the last two quarters of the year.

UPDATED SHARE INFORMATION

As at October 15, 2010, the Company had 9.9 million common shares issued and outstanding and common share purchase warrants convertible into 755 thousand common shares. In addition, the Company had issued and outstanding 600 thousand stock options to purchase an equal number of common shares.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2010 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.